Exhibit 99.2

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO WINS PRIZE FOR

ENTREPRENEURIAL EXCELLENCE

Company is classified by the Getúlio Vargas Foundation as

the best of the year in the food products sector

Perdigão has been awarded the FGV Prize for Entrepreneurial Excellence in the “Best company of the year in the food sector” category. The company is also among the 20 leading exporters according to the ranking of the 500 non-financial open capital companies listed by IBRE — the Getúlio Vargas Foundation’s Brazilian Institute of Economy and published in Conjuntura Econômica magazine, an important publication of economic analysis, in existence more than 50 years in Brazil.

The FGV Prize for Entrepreneurial Excellence, which is in its 15th year, selects annually those companies with outstanding performances in 12 different sectors of the economy. The selection evaluates indicators of an accounting nature such as liquidity, debt, return and market share. This year’s award- winning companies were selected on the basis of their performance during  2004.

Perdigão ended last year with a net income of R$ 295.6 million. The result corresponded to a growth of 139.3% in relation to 2003, mainly due to the excellent level of exports, which amounted to R$ 2.7 billion, a growth of 48.4% against the previous period.

The company also posted good results in the domestic market in 2004. Sales of processed and elaborated products were up by 7.6% in volume and nearly doubled in terms of revenue. Sales volume reached 532,200 tons, a growth of 6.2% compared with 2003 and equivalent to R$ 2.8 billion in revenues.

The company’s gross sales for the year were R$ 5.6 billion, 27.4% higher than for the preceding fiscal year.

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.